UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
COLONIAL PROPERTIES TRUST

(Name of Issuer)
COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
PER SHARE

(Title of Class of Securities)
195872 10 6

(CUSIP Number)
THOMAS H. LOWDER
2101 SIXTH AVENUE NORTH, SUITE 750
BIRMINGHAM, AL 35203
(205) 250-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 7, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 195872 10 6

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON Thomas H. Lowder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF, OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

342,404 1,167,262 (upon exercise of options and redemption of units of limited partnership interest of Colonial Realty Limited Partnership (“Units”))

	8	SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
290,921 1,707,054 (upon redemption of Units)

	9	SOLE DISPOSITIVE POWER

342,404 1,167,262 (upon exercise of options and redemption of Units)

	10	SHARED DISPOSITIVE POWER

290,921 1,707,054 (upon redemption of Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,507,641

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 195872 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James K. Lowder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF, OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

185,090 769,831 (upon exercise of options and redemption of Units)

	8	SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
290,921 1,707,054 (upon redemption of Units)

	9	SOLE DISPOSITIVE POWER

185,090 769,831 (upon exercise of options and redemption of Units)

	10	SHARED DISPOSITIVE POWER

290,921 1,707,054 (upon redemption of Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,952,896

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 195872 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Commercial Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

290,921 1,707,054 (upon redemption of Units)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

290,921 1,707,054 (upon redemption of Units)

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,997,975

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

     This Amendment No. 3 amends and supplements, to the extent set forth below, Amendment No. 2 to Schedule 13D filed on December 18, 2002 (“Amendment No. 2”) by Colonial Commercial Investments, Inc., an Alabama corporation (“CCI”), Thomas H. Lowder, James K. Lowder and certain other persons named therein. This Amendment No. 3 relates to the Common Shares of Beneficial Interest, par value $0.01 per share (“Common Shares”), of Colonial Properties Trust, an Alabama real estate investment trust (the “Issuer”).
Item 2. Identity and Background
Item 2 is hereby amended and supplemented as follows:
     This statement is being filed by Thomas H. Lowder, James K. Lowder and CCI, which is a corporation owned and controlled equally by Thomas H. Lowder and James K. Lowder. Thomas H. Lowder, James K. Lowder and CCI are collectively referred to herein as the “Reporting Persons.”
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented as follows:
     This amendment is being filed to update the beneficial ownership information of the Reporting Persons through September 7, 2007. The decrease in the percentage ownership of the outstanding Common Shares reported as beneficially owned by Thomas H. Lowder and James K. Lowder, compared to the percentage reported as beneficially owned in Amendment No. 2, resulted primarily from the issuance by the Issuer of additional Common Shares since the date of Amendment No. 2. In addition, as reported in Form 4 filings made by these Reporting Persons with the Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, these Reporting Persons have purchased (or otherwise acquired) Common Shares from time to time.
     The decrease in the number of Common Shares reported as beneficially owned by CCI, compared to the number of Common Shares reported as beneficially owned in Amendment No. 2, resulted from the issuance by the Issuer of additional Common Shares since the date of Amendment No. 2.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented as follows:
(a) and (b)
     The Reporting Persons beneficially own, in the aggregate, 4,462,562 Common Shares (which includes 3,156,650 Common Shares issuable upon redemption of Units and 487,497 Common Shares issuable upon exercise of options that are currently exercisable or become exercisable within 60 days). The Common Shares beneficially owned by the Reporting Persons represent approximately 8.9% of the outstanding Common Shares as of September 7, 2007 (assuming that all of the Common Shares underlying Units owned by the Reporting Persons, and all of the Common Shares issuable upon exercise of options owned by the Reporting Persons that are currently exercisable or become exercisable within 60 days, were outstanding on September 7, 2007, and counting the Common Shares and Units held by CCI (which have been attributed to each of Thomas H. Lowder and James K. Lowder) only once).

     Of the Common Shares beneficially owned by the Reporting Persons, Thomas H. Lowder may be deemed to beneficially own 3,507,641 Common Shares, comprised of (a) 132,892 Common Shares which he owns outright, (b) 168,871 Common Shares owned by the Thomas H. Lowder 2006 2-Year Trust, of which Thomas H. Lowder is the trustee (the “Thomas Lowder Trust”), (c) 290,921 Common Shares owned by CCI, (d) 1,600 Common Shares owned by THL Investments, LLC, a limited liability company controlled by Thomas H. Lowder (“THL”), (e) 19,322 Common Shares owned pursuant to the Issuer’s 401(k) plan, (f) 19,719 Common Shares held in trust for the benefit of Thomas H. Lowder’s children (the “Childrens’ Trusts”), (g) 63,035 Common Shares subject to options held by the Childrens’ Trusts and exercisable within 60 days, (h) 379,462 Common Shares subject to options owned by Thomas H. Lowder and exercisable within 60 days, (i) 168,829 Units owned by Thomas H. Lowder, (j) 466,521 Units owned by the Thomas Lowder Trust, (k) 89,285 Units owned by THL, (l) 1,707,054 Units owned by CCI, and (m) 130 Units held by the Childrens’ Trusts.
     As of the date hereof, Thomas H. Lowder has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 1,509,666 Common Shares beneficially owned by him and has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, 1,997,975 Common Shares beneficially owned by him (such 1,997,975 Common Shares are owned by CCI, as described below).
     Of the Common Shares beneficially owned by the Reporting Persons, James K. Lowder may be deemed to beneficially own 2,952,896 Common Shares, including (a) 21,140 Common Shares which he owns outright, (b) 117,244 Common Shares owned by the James K. Lowder 2006 2-Year Trust, of which James K. Lowder is the trustee (the “James Lowder Trust”), (c) 290,921 Common Shares owned by CCI, (d) 45,106 Common Shares owned pursuant to the Issuer’s 401(k) plan, (e) 45,000 Common Shares subject to options exercisable within 60 days, (f) 1,600 Common Shares owned by JKL Investments, LLC, a limited liability company controlled by James K. Lowder (“JKL”), (g) 168,830 Units held directly, (h) 466,521 Units owned by the James Lowder Trust, (i) 89,285 Units owned by JKL, (j) 1,707,054 Units owned by CCI, and (k) 195 Units held in trust for the benefit of James K. Lowder’s children.
     As of the date hereof, James K. Lowder has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 954,921 Common Shares beneficially owned by him and has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, 1,997,975 Common Shares beneficially owned by him (such 1,997,975 Common Shares are owned by CCI, as described below).
     Thomas H. Lowder and James K. Lowder each own 50% of CCI, which owns 290,921 Common Shares and 1,707,054 Common Shares issuable upon redemption of Units. By virtue of their control of CCI, Thomas H. Lowder and James K. Lowder are each deemed to have shared voting and dispositive power with respect to all Common Shares beneficially owned by CCI.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.
Dated: September 7, 2007

/s/ Thomas H. Lowder

Thomas H. Lowder

/s/ James K. Lowder

James K. Lowder

Colonial Commercial Investments, Inc.

By:	/s/ P.L. McLeod, Jr.

Name: P.L. McLeod, Jr.
Title: President